VIA EDGAR

December 9, 2013

Re: Acceleration Request for Hilton Worldwide Holdings Inc. Registration Statement on Form S-1 (File No. 333-191110)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Hilton Worldwide Holdings Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on December 11, 2013, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

December 9, 2013

VIA EDGAR

Re: Hilton Worldwide Holdings Inc. Registration Statement on Form S-1 File No. 333-191110

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hilton Worldwide Holdings Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on December 11, 2013, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Kristin A. Campbell
	Name:	Kristin A. Campbell
	Title:	Executive Vice President and General Counsel

[Signature Page – Acceleration Request]

Deutsche Bank Securities Inc.

60 Wall Street, New York, New York 10005

Goldman, Sachs & Co.

200 West Street, New York, New York 10282

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park, New York, New York 10036

Morgan Stanley & Co.

1585 Broadway, New York, New York 10036

December 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sandra B. Hunter, Esq.

Re:	Hilton Worldwide Holdings Inc.
Registration Statement on Form S-1 (File No. 333-191110)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Hilton Worldwide Holdings Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 p.m., Washington, D.C. time, on December 11, 2013 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: December 2, 2013 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 17,994 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

2

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN, SACHS & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

MORGAN STANLEY & CO. LLC

As Representatives of the Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jeremy Fox
Name:	Jeremy Fox
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Jeffrey D. Horowitz
Name:	Jeffrey D. Horowitz
Title:	Managing Director Head of Global Real Estate, Gaming & Lodging Investment Banking

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Tom Boyle
Name:	Tom Boyle
Title:	Executive Director

[Signature Page – Underwriters’ Acceleration Request]